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                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
                               211 Madison Avenue
                            New York, New York 10116



                                                                January 25, 2006




VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Attention:        Carmen Moncada-Terry

                  Re:      Advanced Technology Industries, Inc.
                           Registration Statement on Form SB-2
                           File No. 333-129383

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Advanced Technology Industries, Inc. (the "Company"), hereby requests that the effective date for the Registration Statement referred to above (the "Registration Statement") be accelerated so that it will be declared effective by 4 p.m. Eastern Time on January 26, 2006.

         The Company hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Company and further acknowledges that it is the Securities and Exchange Commission (the "SEC") staff's view that SEC staff comments or changes in response to SEC staff comments in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to the Registration Statement. The Company also acknowledges the SEC staff's position that should the SEC or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company will not assert the effectiveness of the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

         The Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

         Please call Anthony Norris at Ropes & Gray LLP at 212-841-0659, as soon as the Registration Statement has been declared effective.

                                            Very truly yours,

                                            Advanced Technology Industries, Inc.


                                            By: /s/ James Samuelson
                                                --------------------------------
                                                Name: James Samuelson
                                                Title: Chief Financial Officer